                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                            CROP GROWERS CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   227297108
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                           Fort Lee, New Jersey  07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

SCHEDULE 13D

CUSIP No. 227297108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

               7.      SOLE VOTING POWER

                       None

               8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY           805,700
 OWNED BY
REPORTING      9.      SOLE DISPOSITIVE POWER
  PERSON               None
   WITH
               10.     SHARED DISPOSITIVE POWER
                                 805,700

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            805,700

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.89%

          14.     TYPE OF REPORTING PERSON*
                  PN

SCHEDULE 13D

CUSIP No. 227297108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                7.      SOLE VOTING POWER

                        None

                8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY            805,700
 OWNED BY
REPORTING       9.      SOLE DISPOSITIVE POWER
  PERSON                None
   WITH
                10.     SHARED DISPOSITIVE POWER
                                  805,700

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            805,700

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.89%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 227297108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                7.      SOLE VOTING POWER

                        None

                8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY            805,700
 OWNED BY
REPORTING       9.      SOLE DISPOSITIVE POWER
  PERSON                None
   WITH
                10.     SHARED DISPOSITIVE POWER
                                  805,700

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            805,700

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                    [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.89%

          14.     TYPE OF REPORTING PERSON*
                  IN

         This statement amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 30, 1995, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on December 22, 1995 as amended by Amendment No. 2 to the
Schedule 13D filed with the Commission on February 28, 1996, as amended by Amendment No. 3 to the Schedule 13D filed with the Commission on April 4, 1996 and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below: The Partnerships and Managed Accounts expended an aggregate of approximately $9,579,205 (including brokerage commissions, if any) to purchase the 805,700 shares of Common Stock held by them.

Item 4.  Purpose of Transaction

         Item 4 is revised and amended in its entirety as set forth below: The purpose of the acquisition of the shares of Common Stock by each of the Reporting Persons is for investment. Each Reporting Person may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time.

                  The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Company.
From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of
Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. However, none of the Reporting Persons intends to seek control of the Company or participate in the management of the Company.

                  On September 30, 1996, a letter was sent on behalf of KS to the Commissioner of Insurance of the State of Kansas as required by
Section 40-1-28(q) of the State of Kansas Insurance Regulations, which letter stated that KS is contemplating a possible acquisition of control (as defined in ss.40-3302(c) of

                  Kansas Insurance Laws) of the following Kansas domestic insurance company affiliates of the Company: Plains Insurance Company, Inc., McPherson Hail Insurance Company and Farmers Hail
Insurance Company. Such acquisition would occur through the purchase in the open market by KS of an as yet undetermined number of shares of Common Stock of the Company, after which purchase KS would own up to 25% of the outstanding shares of Common Stock of the Company. The letter indicated that such purchase by KS of such securities would be for investment purposes only.

                  Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety as set forth below:

                   (a)-(b) On the date of this Statement:

                           (i)       Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 805,700 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 9.89% of the issued and outstanding Common

                  Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                           (ii)      Mr. Spellman has Beneficial Ownership of
805,700 of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 9.89% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii)     KS has Beneficial Ownership of 805,700
shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 9.89% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                  The percentages used herein are calculated based upon the 8,149,291 shares of Common Stock stated to be issued and outstanding as of June 30, 1996, as reflected in the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1996.

                   (c) The Reporting Persons have not purchased or sold any shares of Common Stock during the 60 days preceding the date of this filing.

                   (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                   (e)     Not applicable.

                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 1996


                                            KRAMER SPELLMAN L.P.



                                            By: /s/ Orin S. Kramer
                                            Name: Orin S. Kramer
                                            Title: a General Partner



                                            By: /s/ Jay Spellman
                                            Name: Jay Spellman
                                            Title: a General Partner



                                             /s/ Orin S. Kramer
                                            Orin S. Kramer



                                             /s/ Jay Spellman
                                            Jay Spellman